SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For the fiscal year ended April 4, 2003

Commission File No. 1-442

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

THE BOEING COMPANY

100 N. Riverside Plaza

Chicago, Illinois 60606-1596

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

INDEX

Sequentially Numbered Pages
FINANCIAL STATEMENTS:

Independent Auditors’ Report	3
Statements of Net Assets Available for Benefits	4
April 4, 2003 and December 31, 2002
Statements of Changes in Net Assets Available for Benefits	5
Period from January 1, 2003, through April 4, 2003 and
Year Ended December 31, 2002
Notes to Financial Statements	6–9
Period from January 1, 2003, through April 4, 2003 and
Year Ended December 31, 2002
SIGNATURE	10

EXHIBITS:

Independent Auditors’ Consent
Additional Exhibit 99.1
Additional Exhibit 99.2

Boeing Satellite Systems Voluntary Savings Plan

Financial Statements for the Period from January 1, 2003, through April 4, 2003, and the Year Ended December 31, 2002, and Independent Auditors’ Report

BOEING SATELLITE SYSTEMS

VOLUNTARY SAVINGS PLAN

INDEPENDENT AUDITORS’ REPORT

Employee Benefit Plans Committee and Members

The Boeing Company

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Boeing Satellite Systems Voluntary Savings Plan (the “Plan”) as of April 4, 2003, and December 31, 2002, and the related statements of changes in net assets available for benefits for the period from January 1, 2003, through April 4, 2003, and the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 4, 2003, and December 31, 2002, and the changes in net assets available for benefits for the period from January 1, 2003, through April 4, 2003, and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on April 4, 2003, the Plan was merged into The Boeing Company Voluntary Investment Plan (“VIP”). The participant accounts were transferred to VIP and the Plan assets were transferred to The Boeing Company Employee Savings Master Trust.

/s/    Deloitte & Touche LLP

September 5, 2003

BOEING SATELLITE SYSTEMS

VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

APRIL 4, 2003, AND DECEMBER 31, 2002

	2003	2002

ASSETS:
Investments, at fair value:
Interest in Master Trust	$—	$153,183,613
Loans to Members		3,189,088

Total investments		156,372,701
Receivables:
Employer contributions		849,937
Member contributions		796,339

Total receivables		1,646,276

NET ASSETS AVAILABLE FOR BENEFITS	$—	$158,018,977

See notes to financial statements.

BOEING SATELLITE SYSTEMS

VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

PERIOD FROM JANUARY 1, 2003, THROUGH APRIL 4, 2003,

AND YEAR ENDED DECEMBER 31, 2002

	2003	2002

ADDITIONS:
Investment income (loss):
Loss from Master Trust	$(1,696,229)	$(19,756,421)
Income from loans	45,986	143,637
Contributions:
Employer	4,054,627	21,124,972
Member	12,923,939	58,950,001

Total additions	15,328,323	60,462,189
DEDUCTIONS:
Benefits	7,785,014	6,353,262
ASSETS TRANSFERRED (TO) FROM OTHER PLANS	(165,562,286)	64,525

NET (DEDUCTIONS) ADDITIONS	(158,018,977)	54,173,452
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	158,018,977	103,845,525

End of period	$—	$158,018,977

See notes to financial statements.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

PERIOD FROM JANUARY 1, 2003, THROUGH APRIL 4, 2003,

AND YEAR ENDED DECEMBER 31, 2002

1. DESCRIPTION OF PLAN

The following description of the Boeing Satellite Systems Voluntary Savings Plan (the “Plan”) provides only general information. Eligible participants as defined by the Plan (“Members”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan was a defined contribution savings plan designed to encourage and assist eligible employees to adopt a program of investment. Both salaried and hourly nonbargained employees of the following companies (collectively, the “Company”) were eligible to participate in the Plan on the first day of employment:

•	Boeing Satellite Systems, Inc.

•	Boeing Satellite Systems International, Inc.

•	Boeing Space Systems International Company

•	Boeing Electron Dynamic Devices, Inc.

•	Boeing Space Systems International Service Company, Inc.

•	Spectrolab, Inc.

Effective April 4, 2003, the Plan was merged into The Boeing Company Voluntary Investment Plan (the “VIP”), the assets of which are held in The Boeing Company Employee Savings Plans Master Trust (the “Boeing Master Trust”). Prior to April 4, 2003, the assets of the Plan were held in the Boeing Satellite Savings Plans Master Trust (the “BSS Master Trust”). Fidelity Management Trust Company (“Fidelity”) served as trustee for the BSS Master Trust. The Master Trust was terminated subsequent to the merger. Fidelity was terminated as trustee of the assets related to this Plan and State Street Bank and Trust Company (“SSBT”) was named as successor trustee. The market value of the assets transferred to the VIP totalled $165,562,286. This amount includes $3,213,939 as loans to members and $162,348,347 as the Plan’s interest in the Boeing Master Trust. Each fund’s assets were transferred to an SSBT investment fund.

Effective January 1, 2003, certain Boeing Satellite Systems employees became employees of HRL Laboratories, LLC, and ceased participating in the Plan. These employee accounts were fully vested and remained in the Plan.

Contributions – Members could elect to contribute, subject to statutory limitations, between 1% and 15% of their eligible compensation. The funds were valued daily. Members could elect to change contribution percentages to be effective the next pay period after the request was received or as soon as was administratively possible. The allocation of both their contributions and employer matching contributions to the funds could be changed at any time and would be effective on the day of the change or the next business day according to the stock market close of business. The Plan allowed active employees to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both.

The Company matched 100% of the first 4% of total contributions for the pay period.

Members’ Accounts – Each Member’s account was credited with the Member’s contribution and allocations of the Company’s contribution, Plan earnings (loss), and charged with an allocation of certain administrative expenses. The benefit to which a Member was entitled was the benefit that could be provided from the Member’s vested account.

Vesting – Member contributions, both pretax and after-tax, and rollover contributions were immediately vested. Effective January 1, 2002, Employer Matching Contributions (“EMC”) cliff vested after three years of service. Prior to 2002, EMC cliff vested after five years.

Withdrawals – Members could elect to withdraw all or a portion of their after-tax contributions and vested employer matching account (not including earnings) once every 26 weeks while working for the Company or a member of The Boeing Company controlled group as defined by the Plan document. After age 59½, Members could withdraw all or a portion of their after-tax, rollover, pretax, or vested employer matching contributions once every 26 weeks while working for the Company or a member of The Boeing Company controlled group.

Withdrawals were subject to certain hardship rules as provided by the Plan. If a Member took a hardship withdrawal, Member and employer matching contributions would continue the same as before the withdrawal.

Loans – Members were permitted to borrow up to the lesser of $50,000 or 50% of their total vested account balance and could have three loans outstanding at any time. Some loans could be additionally limited in accordance with Plan provisions. The interest rate on new loans was set every month equal to 1% plus the prime rate published in the Wall Street Journal on the last business day of the calendar month immediately preceding the date of the loan. The range of interest was 5.25% to 5.75% for the period from January 1, 2003, through April 4, 2003, and for the year ending December 31, 2002.

Loan repayment was made through regular payroll deductions for a period of up to 48 months. If a Member’s employment terminated for any reason and the loan balances were not paid in full by the Member within 90 days of termination, the loan balances would be cancelled and become taxable income to the Member. Certain Members could continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Benefit Payments – On termination of employment or disability as defined by the Plan document, a Member could elect to receive his or her vested account balance in (a) one lump sum payment, (b) a deferred lump sum payment, (c) two to 10 annual installment payments (but not beyond life expectancy) under certain circumstances, or (d) deferred installments. The Member also could elect to receive a distribution from his or her Boeing Stock Fund in cash or in the form of shares of common stock of The Boeing Company, specifying the number of shares to be paid with each installment. The value of any fractional shares would be paid in cash. On termination of employment due to death, the Member’s spouse or beneficiary would receive the vested account balance as a lump sum amount, or could choose to defer distribution. Upon death, disability, layoff, the month proceeding the Member’s 65th birthday, or entrance into military service, employer matching contributions were fully vested.

Forfeitures – Any portion of the balance in a Member’s Company account which was not vested was forfeited and applied to reduce the amount of Company contributions; however, if the former Member was reemployed by the Company, the full amount of distribution received upon termination could be repaid to the Plan on or before the earlier of the end of the fifth anniversary of the reemployment date or the date the former Member completed five consecutive one-year breaks in service. The Company would then restore to the Member the nonvested portion previously forfeited. The amount forfeited and applied to reduce Company contributions was $375,589 for the period from January 1, 2003, through April 4, 2003, and $125,224 for the year ended December 31, 2002.

Investment Options – Upon enrollment in the Plan, Members could direct their and employer matching contributions to any of the 24 BSS Master Trust investment options, consisting of common/collective trusts, mutual funds, and Boeing common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Investments in the BSS Master Trust were valued as follows:

a)	Shares in mutual funds were valued at quoted market prices, which represented the net asset value as of the last trading day of the period.

b)	Investments in common/collective trust funds were valued based on the period-end unit value; unit values were determined by the issuer by dividing the quoted fair values of the total net assets at period end by the outstanding units.

c)	Boeing common stock was valued at the closing price as of the last trading day of the period.

d)	Member loans were valued at cost, which approximated fair value.

Purchases and sales of securities were recorded on a trade-date basis. Investment income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments included both realized and unrealized gains or losses and was calculated as the difference between the fair value of the assets as of the beginning of the period or the purchase date in the current period and either the sales price or end of period fair value.

Benefits – Benefits were recorded when paid.

Expenses – Necessary and proper expenses of the Plan were paid from the Plan assets at the BSS Master Trust level, except for those expenses the Company was required by law or chose to pay.

3. MASTER TRUST

Prior to April 4, 2003, the BSS Master Trust was composed of 24 funds and held assets for the Plan and the Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees. The assets were invested and managed jointly and then allocated between the two Plans. The allocation of net assets available for benefits was based on the respective number of units held by the Plans’ Members as of period end. The allocation of the changes in net assets available for benefits was calculated daily based on the units held by the Plans’ Members as of that day’s end.

The Plan’s interest in the BSS Master Trust was $153,183,613, representing 90% of the BSS Master Trust’s net assets at December 31, 2002.

The following table presents the fair value of investments for the BSS Master Trust at December 31, 2002:

2002

Investments at fair value:
Common/collective trusts	$70,470,515
Mutual funds	87,636,033
Boeing common stock	11,729,586

Total BSS Master Trust investments	$169,836,134

Investment income (loss) for the BSS Master Trust for the period from January 1, 2003, through April 4, 2003, and the year ended December 31, 2002, was as follows:

	2003	2002

Depreciation in fair value of investments:
Common/collective trusts	$36,128	$(6,335,646)
Mutual funds	(239,435)	(15,688,401)
Boeing common stock	(2,465,765)	(2,170,975)

Net depreciation in fair value of investments	(2,669,072)	(24,195,022)
Dividend income	790,020	3,022,900

Total BSS Master Trust investment loss	$(1,879,052)	$(21,172,122)

4. SIGNIFICANT INVESTMENTS

At December 31, 2002, the Plan’s investment in the BSS Master Trust represented 5% or more of the net assets available for benefits.

5. RELATED PARTY TRANSACTIONS

Certain BSS Master Trust investments were managed by Fidelity. Fidelity was a trustee as defined by the Plan, and therefore, these transactions qualified as party-in-interest transactions. The investment management fees for the Plan were paid at the BSS Master Trust level.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2001, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan was amended since receiving the determination letter; however, the Plan administrator believes that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan’s administrator believes the Plan’s tax-exempt status has not been affected, and no provision for income taxes was included in the Plan’s financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

September 23, 2003	/s/ HARRY S. MCGEE III
Date:	Harry S. McGee III Vice President Financial Services and Chief Financial Officer Shared Services Group